UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 May 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notice of Dividend and AGM Dates

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

The proposed dates(1) for the 2007 Final Dividend and 2007 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc are as follows:

2007 Final Dividend

Currency conversion and election(2) -  20 August 2007

Preliminary Results Announcement and Dividend Declaration - 22 August 2007

Last day to trade on Johannesburg Stock Exchange - 7 September 2007

Ex-Dividend Date (Australian & Johannesburg Stock Exchanges) - 10 September 2007

Ex-Dividend Date (London & New York Stock Exchanges(3)) - 12 September 2007

Record Date - 14 September 2007

Payment - 28 September 2007

2007 Annual General Meetings (AGM)

The 2007 AGM of BHP Billiton Plc will be held in London on Thursday, 25 October 2007 at 10.30am.

The 2007 AGM of BHP Billiton Limited will be held in Adelaide on Wednesday, 28 November 2007 at 10.30am.

(1) Dates are subject to change.
(2) Any election to change the currency in which the dividend is paid must be received by this date.
(3) BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depositary Receipts (ADR's).

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 7 May 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary